UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): October 31, 2019

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1. Other Events

Termination of Advisory Agreement

Effective October 28, 2019, BRIX REIT, Inc. (the “Company”), its external advisor Brix Student Housing Operator, LLC (the “Advisor”) and the Company’s sponsor BrixInvest, LLC (the “Sponsor”), which wholly-owns the Advisor, mutually agreed to terminate the Advisory Agreement they entered into in November 2017. The Company will be self-managed when it recommences its Regulation A, Tier 2 public offering following SEC authorization of an amendment to its Offering Statement on Form 1-A which, among other things, will change its plan of distribution to utilize a registered broker dealer in the offering of the Company’s common stock (the “Offering”).

As previously announced, the Company temporarily suspended the Offering following the announcement that the Sponsor had entered into an agreement (the “Contribution Agreement”) with affiliated REIT, RW Holdings NNN REIT, Inc. (“NNN REIT”), during which time the Company’s continuing relationship with the Advisor and the Sponsor were assessed. Pursuant to the Contribution Agreement, NNN REIT would become self-managed through the acquisition of all of the Sponsor’s assets and would establish a REIT management subsidiary. If the transaction contemplated by the Contribution Agreement is completed, the Company will consider entering into an advisory agreement with NNN REIT’s management company, an independent management company, or remaining self-managed.

Changes in Executive Officers

In connection with termination of the Advisory Agreement described above and during the interim period before the Contribution Agreement transaction is completed, the following officers have resigned from the following officer positions with the Company because they are also officers of the Company’s former Sponsor: Mr. Aaron S. Halfacre, Chief Executive Officer and President; Mr. Raymond J. Pacini, Chief Financial Officer; Ms. Sandra G. Sciutto, Chief Accounting Officer; Ms. Jean Ho, Chief Operating Officer, Chief Compliance Officer and Co-Secretary; and David Perduk, Chief Investment Officer. The Company’s board of directors has appointed Mr. William R. Broms as interim Chief Executive Officer, President and Treasurer effective October 28, 2019.

Mr. Broms served as Senior Managing Director of the Sponsor from March 5, 2018 until October 25, 2019, where he provided leadership in acquisitions, finance, strategy, underwriting, and asset management. From February 2014 until March 2018, Mr. Broms founded and led Realty Dividend, LLC an investment firm that developed net-lease assets and invested in single and multi-family properties. From August 2010 to February 2014, Mr. Broms served as Senior Director of Acquisitions at Cole Real Estate Investments, Inc., a publicly traded REIT acquiring net-lease real estate investments, where he directed the investment of sale-leaseback capital for leveraged buyouts and recapitalizations to corporations and private equity sponsors. From February 2007 to August 2010, Mr. Broms served as Director of Acquisitions at Realty Income Corporation, a S&P 500 publicly traded net-lease REIT. Prior to February 2007, Mr. Broms served in various roles that included corporate finance, mineral acquisitions, and construction. Mr. Broms holds a Bachelor of Science in Finance from the Geis College of Business at the University of Illinois and an MBA from Regis University in Denver, CO. Our board of directors has concluded that Mr. Broms is qualified to serve as Chief Executive Officer by reason of his extensive industry and leadership experience.

There are no arrangements or understandings between Mr. Broms and any other person pursuant to which he was appointed to serve as an executive officer of the Company. There are also no family relationships between Mr. Broms and any director or executive officer of the Company, and Mr. Broms does not have a direct or indirect material interest in any “related party” transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Shareholder Distributions

On October 25, 2019, the board of directors of the Company declared distributions based on daily record dates for the period November 1, 2019 through November 30, 2019 at a rate of $0.00083333 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on December 26, 2019. The daily dividend rate of $0.0008333 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018 and to date in 2019.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company can give no assurance that its expectations will be attained, that the transaction contemplated by the Contribution Agreement will be completed, or that the Company will continue to be self-managed or will hire a new advisor. The amount of future distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions are subject to various risks and uncertainties. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the Company’s internalization of management will be less advantageous than the Company’s contract with and performance by the former Advisor and Sponsor; risks related to disruption of management’s attention from the ongoing business operations due to a pending decision with regard to the potential hiring of a new advisor; and other factors, including those set forth in the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A (which includes its Offering Circular) filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019, as such factors may be updated from time to time in the Company’s periodic filings and Offering Circular supplements filed with the SEC, its most recent Annual Report on Form 1-K for the year ended December 31, 2018, as updated by its Semiannual Report on Form 1-SA for the period ended June 30, 2019 which was filed with the SEC on September 27, 2019, all of which are accessible on the SEC’s website at www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ WILLIAM R. BROMS
William R. Broms
Chief Executive Officer

Date: October 31, 2019